HIVE Digital Technologies Targets 35 EH/s in 2026 with Newly Signed 100 MW Hydroelectric Expansion in Paraguay and a 5x Growth in HPC and AI Operations Through Strategic Partnerships with Bell Canada

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - October 21, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified leader in sustainable blockchain and artificial intelligence ("AI") infrastructure, today announced it has signed a definitive agreement to develop an additional 100 megawatt ("MW") hydroelectric-powered data-center campus at its Yguazú site in Paraguay.

This Phase 3 expansion will increase HIVE's total renewable capacity in Paraguay to 400 MW. Management expects this addition, also powered by renewable hydroelectric energy from the Itaipú Dam, to be the largest facility of its kind in Paraguay, and to increase HIVE's global Bitcoin target to 35 Exahash per second ("EH/s") for 2026.

Strategic Expansion in Paraguay

Phase 3 follows the successful completion of Phase 1 (April 2025) and Phase 2 (September 2025), bringing Yguazú to its designed 300 MW capacity powered by clean hydro electricity from the Itaipú Dam.

With civil and electrical infrastructure already engineered for 300 MW, construction of Phase 3 will begin in early 2026, with full commissioning targeted for Q3 2026. Once complete, HIVE's total renewable infrastructure footprint will reach 540 MW across three countries-400 MW in Paraguay and 140 MW across Canada and Sweden.

Frank Holmes, HIVE's Executive Chairman, commented: "Our expansion in Paraguay reinforces HIVE's long-term vision: scaling sustainable, low-cost digital infrastructure powered entirely by renewable energy. Operating across nine time zones, five languages, and three nations, HIVE continues to execute with efficiency, innovation, and first-mover advantage. We've scaled Bitcoin mining from 6 EH/s at the start of the year to nearly 22 EH/s today, on track to reach 25 EH/s by year-end. With the advent of next generation ASIC miners, this additional 100 MW provides a path to a potential 35 EH/s in 2026-a milestone that reflects both our operational excellence and our global growth ambition."

Aydin Kilic, President & CEO, added: "This expansion strengthens both engines of our business model. Tier 1 Bitcoin mining drives robust cash flow and network share, while Tier 3 high-performance computing ("HPC") and AI-our BUZZ HPC division-builds diversified growth in next-generation computing. Led by Craig Tavares, BUZZ HPC is our center of excellence for sovereign AI cloud and GPU-accelerated workloads, developing Tier 3+ liquid-cooled data centers purpose-built for AI model training, inference, and scientific computing. Our strategic partnership with Bell Canada, through the Bell AI Fabric initiative, integrates BUZZ's AI infrastructure with Bell's national fiber network and data-centers to deliver one of Canada's most advanced sovereign AI ecosystems. This collaboration enables government, enterprise, and research clients to securely access BUZZ's GPU compute clusters all powered by clean energy. Through this partnership and our Toronto buildout, we expect to 5x our HPC capacity in 2026. HIVE's turbo-charged twin-engine model-Tier 1 for Bitcoin, Tier 3 for AI-positions us as a global digital-infrastructure leader at the intersection of blockchain and artificial intelligence."

Gabriel Lamas, Country President of HIVE Paraguay, stated: "This additional 100 MW expansion brings Yguazú to full design capacity. Our engineering teams are ready-civil works and substation pads are complete. This milestone strengthens Paraguay's position as a regional hub for clean energy innovation and underscores HIVE's role as a trusted infrastructure partner in Latin America."

2026 Strategic Outlook

In 2026, HIVE expects to continue scaling both its Tier 1 Bitcoin and Tier 3 HPC divisions.

  Bitcoin Operations: Targeting > 35 EH/s global capacity, supported by next-generation ASIC technology and low-cost renewable power.
  HPC & AI Cloud: Targeting 5x processing growth, enabling large-language-model training, AI inference services, and sovereign AI compute for Canadian institutions and enterprise clients.

Backed by strategic partnerships, renewable energy assets, and a proven record of operational excellence, HIVE Digital Technologies is uniquely positioned to lead the next era of sustainable digital infrastructure.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high- performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the performance of the Comp[any's existing operations, the construction of the Company's facility in Yguazu, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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